UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Good Times Restaurants Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

382140887
(CUSIP Number)

David Dobbin, Chairman
Small Island Investment Ltd
50 Congress Street, Suite 900
Boston, MA 02109
(617) 720-2100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

December 13, 2010
(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Small Island Investments Ltd.		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3.	SEC USE ONLY		
4.	SOURCE OF FUNDS OO		
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,200,000	
	8.	SHARED VOTING POWER 0	
	9.	SOLE DISPOSITIVE POWER 4,200,000	
	10.	SHARED DISPOSITIVE POWER 0	
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,200,000		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.4%*		
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO		
	* The calculation of the percentage of outstanding shares is based on the shares of Common Stock (as defined herein) outstanding as of December 13, 2010 (after giving effect to the issuances of shares of Common Stock on December 13, 2010), as disclosed by the Issuer (as defined herein) in its Form 8-K filed with the Securities and Exchange Commission on December 17, 2010 ("Closing 8-K").		

1.	NAMES OF REPORTING PERSONS David Dobbin		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3.	SEC USE ONLY		
4.	SOURCE OF FUNDS OO		
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0	
	8.	SHARED VOTING POWER 4,200,000	
	9.	SOLE DISPOSITIVE POWER 0	
	10.	SHARED DISPOSITIVE POWER 4,200,000	
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,200,000		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.4%*		
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN		
	*The calculation of the percentage of outstanding shares is based on the shares of Common Stock outstanding as of December 13, 2010 (after giving effect to the issuances of shares of Common Stock on December 13, 2010), as disclosed by the Issuer in its Closing 8-K.		

1.	NAMES OF REPORTING PERSONS Penelope Dobbin	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS OO	
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,200,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,200,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,200,000	
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.4%	
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN	

*The calculation of the percentage of outstanding shares is based on the shares of Common Stock outstanding as of December 13, 2010 (after giving effect to the issuance of shares of Common Stock on December 13, 2010), as disclosed by the Issuer in its Closing 8-K.

Item 1. Security and Issuer

This Statement relates to the common stock ($0.001 par value) ("Common Stock") of Good Times Restaurants Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 601 Corporate Circle, Golden, Colorado 80401.

Item 2. Identity and Background

(a)-(c),(f)   This Schedule 13D is filed jointly on behalf the following persons (collectively, the "Reporting Persons"): (i) Small Island Investments Ltd, a Bermuda corporation engaged in investment holding ("SII"), is the direct beneficial owner of 51.4% of the shares of Common Stock outstanding on December 13, 2010 (after giving effect to the issuance to SII); (ii) David Dobbin, a Canadian citizen, is indirect beneficial owner of the Issuer's Common Stock through his 50% ownership interest in SII and is the Chairman of the Board of SII; and (iii) Penelope Dobbin, a Canadian citizen, is indirect beneficial owner of the Issuer's Common Stock through her 50% ownership interest in SII and is the President of SII. Mr. and Mrs. Dobbin are husband and wife. The business address of each of the Reporting Persons is 50 Congress Street, Suite 900, Boston, Massachusetts 02109. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1.

(d)-(e) During the last five years, none of the Reporting Persons, according to any of the Reporting Person's knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate funds used in connection with the purchase of 4,200,000 shares of Common Stock (the "Shares") were $2,100,000, funded with cash provided to SII by its members.

Item 4. Purpose of Transaction

On October 29, 2010, SII entered into a Stock Purchase Agreement (the "SPA"). References to, and descriptions of, the SPA as set forth in this Item 4 are qualified in their entirety by reference to the SPA included as an exhibit to this Schedule 13D and incorporated by reference herein. Under the SPA, the Issuer agreed to sell, and SII agreed to purchase, 4,200,000 shares of the Issuer's Common Stock at a purchase price of $0.50 per share, or an aggregate purchase price of $2,100,000 (the "Investment"), an amount representing approximately 51.4 percent of the Issuer's outstanding Common Stock after giving effect to the Investment.

Pursuant to the SPA, the closing of the Investment (the "Closing") was subject to the receipt of stockholder approval of the Investment and a reverse split of the Common Stock to take effect after the Closing. The majority stockholders of the Issuer agreed pursuant to the SPA to vote all shares of Common Stock beneficially owned by them for the approval of the Investment (as described further herein). Stockholder approval was obtained at a Special Meeting of Stockholders held December 13, 2010 (the "Special Meeting") for the Investment and to give the Issuer's Board of Directors discretion to effect a one-for-three reverse stock split of the Issuer's issued and outstanding common stock following the Closing of the Investment and prior to December 31, 2010. Accordingly, on December 13, 2010, following the Special Meeting, the Issuer and SII completed the issuance and sale of the Shares to SII. The Issuer received gross proceeds of $2,100,000, which will be used to pay its interim working capital loans, reduce the Issuer's current liabilities and provide working capital for fiscal 2011 and beyond. In addition, upon consummation of the transactions contemplated by the SPA, including the reverse stock split, the Issuer will be able to meet its ongoing listing requirements on the NASDAQ Stock Market.

For a period of three years following the Closing, and provided SII continues to hold at least 80 percent of the Shares, the Issuer granted, pursuant to the SPA, SII rights to purchase securities of the Issuer for the purpose of maintaining up to its percentage ownership interest in the Issuer. Those rights include a right of first refusal to purchase up to SII's pro rata share of equity securities issued by the Issuer (including those issued upon exercise of any incentive stock options or warrants outstanding on the date of SPA or subsequently issued pursuant to the Issuer's existing stock incentive plan) and exclude: (i) equity securities issued and sold by the Issuer in an underwritten public offering thereof under a then-effective registration statement under the Securities Act of 1933 Act; or (ii) any Common Stock issued as consideration in connection with or relating to any acquisitions, mergers or strategic partnership transactions of the Issuer (or the subsidiary of the Issuer) that have been approved by the Board after the Closing Date (other than transactions entered into primarily for equity financing purposes).

The SPA provides that for so long as SII holds more than 50 percent of the Issuer's outstanding Common Stock, (i) the Issuer's Board of Directors shall consist of seven members, and (ii) SII will have the right to designate four members of the Board. SII has agreed to vote its Shares in any election of directors in favor of one person designated by The Bailey Company LLLP and its affiliates and one person designated by Eric W. Reinhard. However, if the Bailey Group or Reinhard ceases to own at least 600,000 shares of the Issuer's Common Stock (adjusted for any stock splits, reverse splits or similar capital transactions), then its respective designation right will cease. SII has also agreed to vote its Shares in any election of directors in favor of a person, other than its designees, who receives the majority of votes of holders of Common Stock other than SII.

In addition, pursuant to the SPA, SII designated four individuals for appointment to the Company's Board of Directors effective upon the Closing, including the Chairman of the Board and a member of the Audit Committee. In that regard, the Issuer received the resignations of four of its current directors, including the current Chairman of the Board and one member of the Audit Committee, and the Board took all action necessary to fill the resulting four vacancies with SII's designees effective upon the Closing, including Mr. Dobbin designated as Chairman.

In connection with the Investment, the holders of shares of Common Stock issued upon conversion of the Issuer's Series B Preferred Stock in June 2006 (the "Series B Investors") agreed to waive their preemptive rights with respect to the issuance of the Shares to SII. In addition, the Series B Investors agreed, as of December 13, 2010, to cancel their contractual director designation rights granted in connection with the original issuance of the Series B Preferred Stock. Pursuant to the consent and waiver given by the Series B Investors, the Series B Investors agreed to vote their shares in any election of directors in favor of SII's designees and to vote their shares in favor of the Investment.

The Shares sold to SII in the Investment were not registered under the Securities Act of 1933 or state securities laws, and may not be resold in the United States in the absence of an effective registration statement filed with the U.S. Securities and Exchange Commission or an available exemption from federal and state registration requirements. On December 13, 2010, the Issuer and SII entered into a Registration Rights Agreement, pursuant to which the Issuer granted to SII certain registration rights to enable the public resale of the Shares. References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Registration Rights Agreement included as an exhibit to this Schedule 13D and incorporated by reference herein. Pursuant to the Registration Rights Agreement, SII has the right to require the Issuer to register for resale all or a portion of the Shares within 45 days of SII's written request for such registration. SII may not request more than two such registrations under the Registration Rights Agreement. In addition, the Registration Rights Agreement provides that if the Issuer proposes to register for public sale shares of Common Stock (including upon the request of a stockholder other than SII), then SII shall have a right to include all or a portion of the Shares in such registration.

Item 5. Interest in Securities of Issuer

(a)-(b) As described in Item 4, pursuant to the SPA, SII has direct beneficial ownership and sole power to vote or dispose of an aggregate amount of 4,200,000 shares of Common Stock which constitutes 51.4% of the voting power of the Common Stock outstanding on December 13, 2010. Mr. and Mrs. Dobbin may be deemed to have indirect beneficial ownership and shared power to direct the vote or direct the disposition of the Shares held by SII through their joint ownership of SII and roles as officers and directors of SII. On December 13, 2010, pursuant to the its stock option plan, the Issuer granted Mr. Dobbin, as a director of the Issuer, 2,000 immediately vested Non Qualified Stock Options to purchase shares of common stock on a one-for-one basis at an exercise price of $0.52 per share.

(c) Other than as set forth in this Schedule 13D, to the best of each of the Reporting Person's knowledge as of the date hereof, none of the Reporting Persons beneficially own any other Common Stock, and there have been no transactions in shares of the Common Stock effected during the past 60 days by any of the Reporting Persons.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2 through 5, inclusive, is hereby incorporated herein by reference. The SPA and Registration Rights Agreement are included as exhibits to this Schedule 13D and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Scheduled 13D:

(1) Joint Filing Agreement, dated December 23, 2010, by and among Small Island Investments Ltd., David Dobbin and Penelope Dobbin.

(2) Securities Purchase Agreement between the Good Times Restaurants Inc. and Small Island Investments Limited, dated October 29, 2010 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Good Times Restaurants, Inc. on November 3, 2010).

(3) Registration Rights Agreement between the Good Times Restaurants Inc. and Small Island Investments Limited, dated December 13, 2010 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Good Times Restaurants, Inc. on December 17, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2010

SMALL ISLAND INVESTMENTS LTD

By: /s/David Dobbin_____
Name: David Dobbin
Title: Chairman of the Board

And:

/s/David Dobbin_____
David Dobbin

And:

/s/Penelope Dobbin_____
Penelope Dobbin

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see See 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this statement on Schedule 13D with respect to the common stock of Good Times Restaurants Inc. is, and any amendments hereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 21, 2010

SMALL ISLAND INVESTMENTS LTD

By: /s/David Dobbin_____
Name: David Dobbin
Title: Chairman of the Board

And:

/s/David Dobbin_____
David Dobbin

And:

/s/Penelope Dobbin_____
Penelope Dobbin